Exhibit 99.2
Rule 3.8A
Appendix 3C
Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public. Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001, 11/01/10
Name of entity
SIMS METAL MANAGEMENT LIMITED
ABN/ARSN
69 114 838 630
We (the entity) give ASX the following information.
Information about buy-back
1	Type of buy-back

On-market share buy-back

2	+Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)

Ordinary Shares

3	Voting rights (eg, one for one)

One for One

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)

Fully paid

5	Number of shares/units in the +class on issue

206,038,714

6	Whether shareholder/unitholder approval is required for buy-back

No

7	Reason for buy-back

Capital management initiative as described in the entity’s announcement to the ASX on 7 October 2011

+	See chapter 19 for defined terms.
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8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)

Nil
On-market buy-back
9	Name of broker who will act on the company’s behalf

UBS AG, Australia Branch

10	Deleted 30/9/2001.

11	If the company/trust intends to buy back a maximum number of shares — that number

Note: This requires a figure to be included, not a percentage.

On-market buy-back of up to 10% of its issued capital (being 20,603,871 shares) over a 12 month period

12
If the company/trust intends to buy back shares/units within a period of time — that period of time; if the company/trust intends that the buy-back be of unlimited duration — that intention

12 months from 24 October 2011

13	If the company/trust intends to buy back shares/units if conditions are met — those conditions

N/A
Employee share scheme buy-back
14	Number of shares proposed to be bought back

N/A

15	Price to be offered for shares

Selective buy-back
16	Name of person or description of class of person whose shares are proposed to be bought back

N/A

17	Number of shares proposed to be bought back

18	Price to be offered for shares
Equal access scheme
19	Percentage of shares proposed to be bought back

N/A

20	Total number of shares proposed to be bought back if all offers are accepted

21	Price to be offered for shares

22	+Record date for participation in offer

Cross reference: Appendix 7A, clause 9.
Compliance statement
1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.
or, for trusts only:
1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.
2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Frank Moratti	Date: 7/10/2011

(Company secretary)

Print name:	Frank Moratti

+	See chapter 19 for defined terms.
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